Filed Pursuant to Rule 424(b)(2)
Registration No. 333-277211
September 26, 2025
PRICING SUPPLEMENT
(To Product Supplement No. 2 dated May 8, 2024, Prospectus Supplement dated
February 21, 2024 and Prospectus dated February 21, 2024)

HSBC USA Inc.



Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

$2,500,000 Principal at Risk Securities Linked to the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026

- Linked to the Lowest Performing of the capital stock of International Business Machines Corporation, the common stock of NextEra Energy, Inc. and the common stock of Advanced Micro Devices, Inc. (each referred to as an "Underlying Stock," and collectively as the "Underlying Stocks")

- Unlike ordinary debt securities, the securities do not repay a fixed amount of principal at maturity and are subject to potential automatic call prior to maturity upon the terms described below. Whether the securities are automatically called prior to maturity and, if they are not automatically called, whether you receive the face amount of your securities at maturity will depend, in each case, on the stock closing price of the lowest performing Underlying Stock on the relevant call date or the final calculation day. The lowest performing Underlying Stock on any call date and on the final calculation day is the Underlying Stock that has the lowest stock closing price on that date as a percentage of its starting price

- **Monthly Coupon**. The securities will pay a fixed coupon payment on a monthly basis until the earlier of the stated maturity date or automatic call, at a per annum rate is 9.75% per annum

- **Automatic Call.** If the stock closing price of the lowest performing Underlying Stock on any of the monthly call dates is greater than or equal to its starting price, the securities will be automatically called for the face amount plus a final coupon payment

- **Potential Loss of Principal**. If the securities are not automatically called prior to maturity, you will receive the face amount at maturity if, and only if, the stock closing price of the lowest performing Underlying Stock on the final calculation day is greater than or equal to its threshold price. If the stock closing price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price, you will lose more than 50%, and possibly all, of the face amount of your securities. The threshold price for each Underlying Stock is equal to 50% of its starting price

- If the securities are not automatically called prior to maturity, you will have full downside exposure to the lowest performing Underlying Stock from its starting price if its ending price is less than its threshold price, but you will not participate in any appreciation of any Underlying Stock and will not receive any dividends on any of the Underlying Stocks

- If the securities are not automatically called prior to maturity, the maturity payment amount will depend **solely** on the performance of the Underlying Stock that is the lowest performing Underlying Stock on the final calculation day. You will not benefit in any way from the performance of the better performing Underlying Stocks. Therefore, the maturity payment amount will be adversely affected if **any Underlying Stock** performs poorly, even if the other Underlying Stocks perform favorably.

- All payments on the securities are subject to the credit risk of HSBC USA Inc. and you will have no ability to pursue the issuer of any Underlying Stock for payment; if HSBC USA Inc. defaults on its obligations, you could lose all or some of your investment

- No exchange listing; designed to be held to maturity or earlier automatic call

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. You should refer to "Selected Risk Considerations" beginning on page PS-9 of this document and "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page PS-5 of the accompanying product supplement.

	Original Offering Price	Underwriting Discount [(1)] [(2)]	Proceeds to HSBC
Per Security	$1,000.00	$15.75	$984.25
Total	$2,500,000.00	$39,375.00	$2,460,625.00

(1) HSBC Securities (USA) Inc. will receive an underwriting discount of $15.75 per security, which it will pay to the agent, Wells Fargo Securities, LLC ("Wells Fargo Securities"), as a commission. The agent may resell the securities to other securities dealers at the original offering price less a concession not in excess of $10.00 per security. Such securities dealers may include Wells Fargo Advisors ("WFA") (the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, each an affiliate of Wells Fargo Securities). In addition to the selling concession allowed to WFA, the agent may pay $0.75 per security of the commission to WFA as a distribution expense fee for each security sold by WFA. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of $2.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers. See "Terms of the Securities—Agent's Commission and Other Fees" in this pricing supplement and "Use of Proceeds and Hedging" in the prospectus supplement for information regarding how we may hedge our obligations under the securities.

The estimated initial value of the securities on the pricing date is $975.20 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" on page PS-3 and "Selected Risk Considerations" beginning on page PS-9 of this document for additional information.

HSBC Securities (USA) Inc.   **Wells Fargo Securities**

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



Terms of the Securities	
Issuer:	HSBC USA Inc.
Market Measures:	The capital stock of International Business Machines Corporation ("IBM"), the common stock of NextEra Energy, Inc. ("NEE") and the common stock of Advanced Micro Devices, Inc. ("AMD") (each referred to as an "Underlying Stock," and collectively as the "Underlying Stocks")
Original Offering Price:	$1,000 per security.
Face Amount:	The principal amount of $1,000 per security. References in this pricing supplement to a "security" are to a security with a face amount of $1,000.
Pricing Date:	September 26, 2025
Issue Date:	October 1, 2025
Final Calculation Day:	September 28, 2026, subject to postponement as described below under "—Market Disruption Events and Postponement Provisions."
Stated Maturity Date:	October 1, 2026, subject to postponement. The securities are not subject to redemption at the option of HSBC or repayment at the option of any holder of the securities prior to maturity or automatic call.
Coupon Payments:	On each coupon payment date, you will receive a fixed coupon payment at a per annum rate equal to the coupon rate (each a "coupon payment"). Each coupon payment will be calculated per security as follows: ($1,000 × coupon rate)/12. A coupon payment will be rounded to the nearest cent, with one-half cent rounded upward.
Coupon Rate:	9.75% per annum
Coupon Payment Dates:	October 30, 2025, December 2, 2025, December 31, 2025, January 29, 2026, March 3, 2026, March 31, 2026, April 30, 2026, May 29, 2026, July 1, 2026, July 30, 2026, August 31, 2026 and the stated maturity date, unless called earlier, *provided* that if a call date is postponed, as described under "—Market Disruption Events and Postponement Provisions" below, the coupon payment to be made on the coupon payment date immediately following that originally scheduled call date will be made on the date that is three business days after that call date as postponed. If any coupon payment is made on a day after the relevant scheduled coupon payment date, interest on that payment will not accrue during the period from and after the scheduled coupon payment date. See "Description of Notes——Definitions" on page S-15 of the accompanying prospectus supplement for the definition of record date.
Call Dates:	Monthly, on the 26th day of each month, commencing December 2025 and ending August 2026, each subject to postponement as described below under "—Market Disruption Events and Postponement Provisions" below.
Automatic Call:	If the stock closing price of the lowest performing Underlying Stock on any call date is greater than or equal to its starting price, the securities will be automatically called, and on the related call settlement date, you will be entitled to receive a cash payment per security in U.S. dollars equal to the face amount plus a final coupon payment. If the securities are automatically called, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after such call settlement date. You will not receive any notice from us if the securities are automatically called.
Call Settlement Dates:	Three business days after the applicable call date (as each such call date may be postponed pursuant to "—Market Disruption Events and Postponement Provisions" below, if applicable).
Maturity Payment Amount:	If the securities are not automatically called prior to maturity, you will be entitled to receive at maturity a cash payment per security in U.S. dollars equal to the maturity payment amount (in addition to the final coupon payment). The "maturity payment amount" per security will equal:

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



- if the ending price of the lowest performing Underlying Stock on the final calculation day is greater than or equal to its threshold price:

  $1,000; or

- if the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price:

  $1,000 × performance factor *of the lowest performing Underlying Stock on the final calculation day*

If the securities are not automatically called prior to maturity and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price, you will lose more than 50%, and possibly all, of the face amount of your securities at maturity.

Any positive return on the securities will be limited to the sum of your coupon payments. You will not participate in any appreciation of any Underlying Stock, but you will have full downside exposure to the lowest performing Underlying Stock on the final calculation day if its ending price is less than its threshold price.

Threshold Price:	$142.155 with respect to IBM, $37.925 with respect to NEE and $79.73 with respect to AMD, each of which is 50% of its starting price.
Performance Factor:	With respect to an Underlying Stock on any call date and on the final calculation day, its stock closing price on such date divided by its starting price (expressed as a percentage).
Lowest Performing Underlying Stock:	For any call date and for the final calculation day, the Underlying Stock with the lowest performance factor on that date.
Starting Price:	$284.31 with respect to IBM, $75.85 with respect to NEE and $159.46 with respect to AMD, each of which was its stock closing price on the pricing date.
Ending Price:	With respect to each Underlying Stock, its stock closing price on the final calculation day.
Stock Closing Price:	With respect to each Underlying Stock, its stock closing price and the adjustment factor have the meanings set forth under "General Terms of the Securities—Certain Terms for Securities Linked to an Underlying Stock—Certain Definitions" in the accompanying product supplement.
Market Disruption Events and Postponement Provisions:	Each call date and the final calculation day are subject to postponement due to non-trading days and the occurrence of a market disruption event. In addition, the stated maturity date will be postponed if the final calculation day is postponed and will be adjusted for non-business days. For more information regarding adjustments to the call dates and the final calculation day, the call settlement dates and the stated maturity date, see "General Terms of the Securities—Consequences of a Market Disruption Event; Postponement of a Calculation Day — Securities Linked to Multiple Market Measures" and "—Payment Dates" in the accompanying product supplement. For purposes of the accompanying product supplement, each call date, and the final calculation day is a "calculation day," and each coupon payment date, each call settlement date and the stated maturity date are a "payment date." In addition, for information regarding the circumstances that may result in a market disruption event, see "General Terms of the Securities—Certain Terms for Securities Linked to an Underlying Stock—Market Disruption Events" in the accompanying product supplement.
Calculation Agent:	HSBC Securities (USA) Inc.
Estimated Initial Value:	The estimated initial value of the securities is less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Selected Risk Considerations — The Estimated Initial Value Of The Securities, Which Was Determined By Us On The Pricing Date, Is Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any."

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



Material U.S. Tax Consequences:	For a discussion of the U.S. federal income and estate tax consequences of the ownership and disposition of the securities, see "U.S. Federal Income Tax Considerations" herein and "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
Agent's Commission and Other Fees:	HSBC Securities (USA) Inc. will receive an underwriting discount of $15.75 per security, which it will pay to the agent, Wells Fargo Securities, as a commission. The agent may resell the securities to other securities dealers at the original offering price of the securities less a concession of $10.00 per security. Such securities dealers may include WFA. In addition to the selling concession allowed to WFA, Wells Fargo Securities may pay $0.75 per security of the commission to WFA as a distribution expense fee for each security sold by WFA. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of $2.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers. We expect to hedge our obligations through the agent, one of our or its affiliates and/or another unaffiliated counterparty, which expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the securities. If any dealer participating in the distribution of the securities or any of its affiliates conducts hedging activities for us in connection with the securities, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount, concession or fee received in connection with the sale of the securities to you.
Settlement:	Delivery of the securities will be made against payment therefor in New York, New York on or about the issue date specified above, which is more than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.
Denominations:	$1,000 and any integral multiple of $1,000.
CUSIP / ISIN:	40447DCA4 / US40447DCA46

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



Additional Information About HSBC USA Inc. and the Securities

This document relates to the offering of securities identified on the cover page. As a purchaser of a security, you will acquire an investment instrument linked to the Underlying Stock. Although the offering relates to the Underlying Stock, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Underlying Stock, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024, and the product supplement No. 2 dated May 8, 2024. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page PS-9 of this pricing supplement and in "Risk Factors" beginning on page PS-5 of the product supplement, and beginning on page S-1 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including the product supplement, prospectus and prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the product supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the product supplement, prospectus supplement and prospectus if you request them by calling toll-free 1-866-811-8049.

References to "HSBC," "the Issuer," "the Bank," "we," "us" and "our" in this pricing supplement are references to HSBC USA Inc. and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the product supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product supplement dated May 8, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924058672/tm2413644d20_424b2.htm
- Prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm
- Prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



Investor Considerations

The securities are not appropriate for all investors. The securities may be an appropriate investment for investors who:

- seek an investment with fixed coupon payments at a rate of 9.75% per annum until the earlier of maturity or automatic call;
- understand that if the securities are not automatically called prior to maturity and the ending price of the lowest performing Underlying Stock on the final calculation day has declined by more than 50% from its starting price, they will be fully exposed to the decline in the lowest performing Underlying Stock from its starting price and will lose more than 50%, and possibly all, of the face amount at maturity;
- understand that, if the securities are not automatically called prior to stated maturity, the maturity payment amount will depend solely on the performance of the Underlying Stock that is the lowest performing Underlying Stock on the final calculation day and that they will not benefit in any way from the performance of the better performing Underlying Stocks;
- understand that the securities are riskier than alternative investments linked to only one of the Underlying Stocks or linked to a basket composed of each Underlying Stock;
- understand that the securities may be automatically called prior to maturity and that the term of the securities may be as short as approximately three months;
- are willing to forgo participation in any appreciation of any Underlying Stock and dividends or other distributions paid on the Underlying Stocks; and
- are willing to hold the securities to maturity or earlier automatic call.

The securities may not be an appropriate investment for investors who:

- seek a liquid investment or are unable or unwilling to hold the securities to maturity or earlier automatic call;
- require full payment of the face amount of the securities at maturity;
- seek a security with a fixed term;
- are unwilling to purchase securities with an estimated value as of the pricing date that is lower than the original offering price and that may be as low as the lower estimated value set forth on the cover page;
- are unwilling to accept the risk that the securities are not automatically called prior to maturity and the stock closing price of;
- seek exposure to the upside performance of any or each Underlying Stock;
- seek exposure to a basket composed of each Underlying Stock or a similar investment in which the overall return is based on a blend of the performances of the Underlying Stocks, rather than solely on the lowest performing Underlying Stock;
- are unwilling to accept the risk of exposure to the Underlying Stocks;
- are unwilling to accept the credit risk of HSBC; or
- prefer the lower risk of conventional fixed income investments with comparable maturities issued by companies with comparable credit ratings.

The considerations identified above are not exhaustive. Whether or not the securities are an appropriate investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the appropriateness of an investment in the securities in light of your particular circumstances. You should also review carefully the "Selected Risk Considerations" herein and "Risk Factors" in the accompanying product supplement and prospectus supplement, for risks related to an investment in the securities. For more information about the Underlying Stock, please see "The Underlying Stocks" below.

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



HSBC

Determining Payment At Maturity

If the securities have not been automatically called prior to maturity, then at maturity, you will receive (in addition to the final coupon payment) a cash payment per security (the maturity payment amount) calculated as follows:

Step 1: Determine which Underlying Stock is the lowest performing Underlying Stock on the final calculation day. The lowest performing Underlying Stock on the final calculation day is the Underlying Stock with the lowest performance factor on the final calculation day. The performance factor of an Underlying Stock on the final calculation day is its ending price as a percentage of its starting price (i.e., its ending price divided by its starting price).

Step 2: Calculate the maturity payment amount based on the ending price of the lowest performing Underlying Stock on the final calculation day, as follows:



Is the ending price of the lowest performing Underlying Stock on the final calculation day greater than or equal to its threshold price?
Yes
You will receive per security: $1,000
No
You will receive per security:
$1,000 × performance factor of the lowest performing Underlying Stock on the final calculation day
In this case, you will lose more than 50%, and possibly all, of the face amount.

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



Hypothetical Payout Profile

The following profile illustrates the potential maturity payment amount payable on the securities (excluding the final coupon payment) for a range of hypothetical performances of the lowest performing Underlying Stock on the final calculation day from its starting price to its ending price, assuming the securities have not been automatically called prior to maturity. As this profile illustrates, in no event will you have a positive rate of return based solely on the maturity payment amount received at maturity; any positive return will be based solely on the coupon payments received during the term of the securities. This graph has been prepared for purposes of illustration only. Your actual return will depend on whether the securities are automatically called, the actual ending price of the lowest performing Underlying Stock on the final calculation day and whether you hold your securities to stated maturity. The performance of the better performing Underlying Stocks is not relevant to your return on the securities.



Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



Selected Risk Considerations

The securities have complex features and investing in the securities will involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the securities are summarized below, but we urge you to read the more detailed explanation of the risks relating to the securities generally in the "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the prospectus supplement and page 1 of the prospectus. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the securities in light of your particular circumstances.

Risks Relating To The Structure Of The Securities

If The Securities Are Not Automatically Called Prior To Maturity, You May Lose A Significant Portion Or All Of The Face Amount Of Your Securities At Maturity.

We will not repay you a fixed amount on the securities at maturity. If the securities are not automatically called prior to maturity, you will receive a maturity payment amount that will be equal to or less than the face amount, depending on the ending price of the lowest performing Underlying Stock on the final calculation day.

If the securities are not automatically called prior to maturity and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price, the maturity payment amount will be less than the face amount and you will have full downside exposure to the decrease in the price of the lowest performing Underlying Stock from its starting price. The threshold price for each Underlying Stock is 50% of its starting price. For example, if the securities are not automatically called and the lowest performing Underlying Stock on the final calculation day has declined by 50.1% from its starting price to its ending price, you will not receive any benefit of the contingent downside protection feature and you will lose 50.1% of the face amount. As a result, you will not receive any protection if the price of the lowest performing Underlying Stock on the final calculation day declines significantly and you may lose a significant portion, and possibly all, of the face amount at stated maturity, even if the price of the lowest performing Underlying Stock is greater than or equal to its starting price or its threshold price at certain times during the term of the securities.

The Securities Are Subject To The Full Risks Of Each Underlying Stock And Will Be Negatively Affected If Any Underlying Stock Performs Poorly, Even If The Other Underlying Stocks Perform Favorably.

You are subject to the full risks of each Underlying Stock. If any Underlying Stock performs poorly, you will be negatively affected, even if the other Underlying Stocks perform favorably. The securities are not linked to a basket composed of the Underlying Stocks, where the better performance of some Underlying Stocks could offset the poor performance of others. Instead, you are subject to the full risks of whichever Underlying Stock is the lowest performing Underlying Stock on each call date and the final calculation day. As a result, the securities are riskier than an alternative investment linked to only one of the Underlying Stocks or linked to a basket composed of the Underlying Stocks. You should not invest in the securities unless you understand and are willing to accept the full downside risks of each Underlying Stock.

If The Securities Are Not Called Prior To Stated Maturity, The Maturity Payment Amount Will Depend Solely On The Performance Of The Lowest Performing Underlying Stock On The Final Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlying Stocks.

If the securities are not automatically called prior to stated maturity, the maturity payment amount will depend solely on the performance of the lowest performing Underlying Stock on the final calculation day. Although it is necessary for each Underlying Stock to close at or above its respective threshold price on the final calculation day for you to receive the face amount of your securities at maturity, you will not benefit in any way from the performance of the better performing Underlying Stocks. The securities may underperform an alternative investment linked to a basket composed of the Underlying Stocks, since in such case the performance of the better performing Underlying Stocks would be blended with the performance of the lowest performing Underlying Stock, resulting in a potentially greater maturity payment amount than the maturity payment amount based on the lowest performing Underlying Stock alone.

You Will Be Subject To Risks Resulting From The Relationship Among The Underlying Stocks.

It is preferable from your perspective for the Underlying Stocks to be correlated with each other so that their prices will tend to increase or decrease at similar times and by similar magnitudes. By investing in the securities, you assume the risk that the Underlying Stocks will not exhibit this relationship. The less correlated the Underlying Stocks, the more likely it is that the ending price of one of the Underlying Stocks will be below its threshold price on the final calculation day. All that is necessary for the maturity payment amount to be less than the face amount of the securities is for one of the Underlying Stocks to close below its threshold price on the final calculation day; the performance of the better performing Underlying Stocks is not relevant to the maturity payment amount. It is impossible to predict what the relationship among the Underlying Stocks will be over the term of the securities. To the extent the Underlying Stocks operate in different industries or sectors of the market, such industries and sectors may not perform similarly over the term of the securities.

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



You May Be Fully Exposed To The Decline In The Lowest Performing Underlying Stock On The Final Calculation Day From Its Starting Price, But Will Not Participate In Any Positive Performance Of Any Underlying Stock, And Your Maximum Possible Return On The Securities Will Be Limited To The Sum Of All Coupon Payments.

Even though you will be fully exposed to a decline in the price of the lowest performing Underlying Stock on the final calculation day if its ending price is below its threshold price, you will not participate in any increase in the price of any Underlying Stock over the term of the securities. Your maximum possible return on the securities will be limited to the sum of the coupon payments you receive. Consequently, your return on the securities may be significantly less than the return you could achieve on an alternative investment that provides for participation in an increase in the price of any or each Underlying Stock.

Higher Coupon Rates Are Associated With Greater Risk.

The securities offer coupon payments at a higher rate, if paid, than the fixed rate we would pay on conventional debt securities of the same maturity. These higher potential coupon payments are associated with greater levels of expected risk as of the pricing date as compared to conventional debt securities, including the risk that you may lose a substantial portion, and possibly all, of the face amount at maturity. The volatility of the Underlying Stocks and the correlation among the Underlying Stocks are important factors affecting this risk. Volatility is a measurement of the size and frequency of daily fluctuations in the price of an Underlying Stock, typically observed over a specified period of time. Volatility can be measured in a variety of ways, including on a historical basis or on an expected basis as implied by option prices in the market. Correlation is a measurement of the extent to which the prices of the Underlying Stocks tend to fluctuate at the same time, in the same direction and in similar magnitudes. Greater expected volatility of the Underlying Stocks or lower expected correlation among the Underlying Stocks as of the pricing date may result in a higher coupon rate, but it also represents a greater expected likelihood as of the pricing date that the closing price of at least one Underlying Stock will be less than its threshold price on the final calculation day such that you will lose a substantial portion, and possibly all, of the face amount at maturity. In general, the higher the coupon rate is relative to the fixed rate we would pay on conventional debt securities, the greater the expected risk that you will lose a substantial portion, and possibly all, of the face amount at maturity.

You Will Be Subject To Reinvestment Risk.

If your securities are automatically called, the term of the securities may be reduced to as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to maturity.

A Coupon Payment Date, A Call Settlement Date And The Stated Maturity Date May Be Postponed If A Call Date Or The Final Calculation Day Is Postponed.

A call date and the final calculation day with respect to an Underlying Stock will be postponed if such originally scheduled day is not a trading day with respect to any Underlying Stock or if the calculation agent determines that a market disruption event has occurred or is continuing with respect to that Underlying Stock on that day. If such a postponement occurs with respect to a call date, then the related coupon payment date or call settlement date, as applicable, will be postponed. If such a postponement occurs with respect to the final calculation day, the stated maturity date will be the later of (i) the initial stated maturity date and (ii) the third business day after the last final calculation day as postponed.

Risk Relating To The Credit Risk Of HSBC

The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

The securities are our obligations exclusively and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the securities are subject to our creditworthiness, and you will have no ability to pursue the issuer of any Underlying Stock for payment. As a result, our actual and perceived creditworthiness and actual or anticipated decreases in our credit ratings may affect the value of the securities and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the securities. See "Description of Senior Debt Securities—Events of Default" in the prospectus.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market

The Estimated Initial Value Of The Securities, Which Was Determined By Us On The Pricing Date, Is Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.

The estimated initial value of the securities was calculated by us on the pricing date and is less than the original offering price. The estimated initial value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We determined the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.

The original offering price takes into account certain costs. These costs include the underwriting discount, our hedge counterparty's projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Stocks and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.

Assuming that all relevant factors remain constant after the issue date, the price at which HSBC Securities (USA) Inc. or the agent may initially buy or sell the securities in the secondary market, if any, and the value used for customer account statements, if any, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 3 months after the issue date. This temporary price difference may exist because, in its discretion, HSBC Securities (USA) Inc. or the agent may elect to effectively reimburse to investors a portion of the estimated hedging cost and other costs in connection with the securities that will no longer be incurred over the term of the securities. This discretionary election will be made, and the temporary reimbursement period will be determined, on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of the estimated costs which may be effectively reimbursed to investors in this way may not be allocated ratably throughout the reimbursement period, and such reimbursement may be discontinued at any time, or the duration of the reimbursement period may be shortened after the issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the securities prior to maturity or automatic call will be affected by the then-current price of each Underlying Stock, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the securities: performance of the Underlying Stock; volatility of the Underlying Stocks; correlation among the Underlying Stocks; economic and other conditions generally; interest rates; dividend yields; our credit ratings or credit spreads; and time remaining to maturity. When we refer to the "value" of your security, we mean the value you could receive for your security if you are able to sell it in the open market before the stated maturity date.

The value of the securities will also be limited by the automatic call feature because if the securities are automatically called, you will not receive the coupon payments that would have accrued had the securities been called on a later call date or held until the stated maturity date. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the securities attributable to another factor, such as a change in the price of any or all of the Underlying Stocks. Because numerous factors are expected to affect the value of the securities, changes in the prices of the Underlying Stocks may not result in a comparable change in the value of the securities.

The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

The securities will not be listed on any securities exchange. Although Wells Fargo Securities and/or its affiliates may purchase the securities from holders, they are not obligated to do so and are not required to make a market for the securities. There can be no assurance that a secondary market will develop for the securities. Because we do not expect that any market makers will participate in a secondary market for the securities, the price at which you may be able to sell your securities is likely to depend on the price, if any, at which Wells Fargo Securities and/or its affiliates are willing to buy your securities.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your securities prior to maturity or automatic call. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the securities to maturity or automatic call.

Risks Relating To The Underlying Stocks

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



The Maturity Payment Amount And Whether The Securities Are Automatically Called Will Depend Upon The Performance Of The Underlying Stocks And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

- **Investing In The Securities Is Not The Same As Investing In The Underlying Stocks.** Investing in the securities is not equivalent to investing in the Underlying Stocks. As an investor in the securities, your return will not reflect the return you would realize if you actually owned and held the Underlying Stocks for a period similar to the term of the securities because you will not receive any dividend payments, distributions or any other payments paid on an Underlying Stock. As a holder of the securities, you will not have any voting rights or any other rights that holders of an Underlying Stock would have.

- **Historical Prices Of An Underlying Stock Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Securities.**

- **The Securities May Become Linked To The Common Stock Of A Company Other Than Any Original Underlying Stock Issuer.**

- **We, The Agent And Our Respective Affiliates Cannot Control Actions By Any Underlying Stock Issuer.**

- **We, The Agent And Our Respective Affiliates Have No Affiliation With Any Underlying Stock Issuer And Have Not Independently Verified Their Public Disclosure Of Information.**

- **You Have Limited Anti-dilution Protection.**

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the securities, which we refer to as a "participating dealer," will potentially be adverse to your interests as an investor in the securities. In engaging in certain of the activities described below and as discussed in more detail in the accompanying product supplement, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the securities, and in so doing they will have no obligation to consider your interests as an investor in the securities. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the securities.

- *The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the securities.* HSBC Securities (USA) Inc., which is our affiliate, will be the calculation agent for the securities. As calculation agent, HSBC Securities (USA) Inc. will determine any values of the Underlying Stock and make any other determinations necessary to calculate any payments on the securities. In making these determinations, HSBC Securities (USA) Inc. may be required to make discretionary judgments that may adversely affect any payments on the securities. See the sections entitled "General Terms of the Securities—Certain Terms for Securities Linked to an Underlying Stock—Market Disruption Events" and "—Adjustment Events" in the accompanying product supplement. In making these discretionary judgments, the fact that HSBC Securities (USA) Inc. is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the securities, and HSBC Securities (USA) Inc.'s determinations as calculation agent may adversely affect your return on the securities.

- *Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the price of an Underlying Stock.*

- *Business activities of our affiliates or any participating dealer or its affiliates with an Underlying Stock Issuer may adversely affect the price of an Underlying Stock.*

- *Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of an Underlying Stock.*

- *Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of an Underlying Stock.*

- *A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any fee, creating a further incentive for the participating dealer to sell the securities to you.*

- *An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials.*

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



<u>**Risks Relating To Tax**</u>

The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities.

For a discussion of the U.S. federal income and estate tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PS-13

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



Hypothetical Returns

If the securities are automatically called:

If the securities are automatically called prior to maturity, you will receive the face amount of your securities plus a final coupon payment on the call settlement date. In the event the securities are automatically called, your total return on the securities will equal the coupon payments received prior to the call settlement date and the coupon payment received on the call settlement date.

If the securities are not automatically called:

If the securities are not automatically called prior to maturity, the following table illustrates, for a range of hypothetical performance factors of the lowest performing Underlying Stock on the final calculation day, the hypothetical maturity payment amount payable at maturity per security (excluding the final coupon payment). The performance factor of the lowest performing Underlying Stock on the final calculation day is its ending price expressed as a percentage of its starting price (i.e., its ending price *divided by* its starting price).

Hypothetical Performance Factor of Lowest Performing Underlying Stock on Final Calculation Day	Hypothetical Maturity Payment Amount Per Security
175.00%	$1,000.00
160.00%	$1,000.00
150.00%	$1,000.00
140.00%	$1,000.00
130.00%	$1,000.00
120.00%	$1,000.00
110.00%	$1,000.00
100.00%	$1,000.00
90.00%	$1,000.00
80.00%	$1,000.00
70.00%	$1,000.00
60.00%	$1,000.00
50.00%	**$1,000.00**
49.00%	$490.00
40.00%	$400.00
30.00%	$300.00
25.00%	$250.00
0.00%	$0.00

The above figures do not take into account coupon payments received during the term of the securities. As evidenced above, in no event will you have a positive return based solely on the maturity payment amount (excluding the final coupon payment); any positive return will be based solely on the coupon payments received during the term of the securities.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically called prior to stated maturity, the actual amount you will receive at stated maturity will depend on the actual ending price of the lowest performing Underlying Stock on the final calculation day. The performance of the better performing Underlying Stocks is not relevant to the maturity payment amount.

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



Hypothetical Maturity Payment Amount

Set forth below are examples of calculations of the maturity payment amount payable at stated maturity, assuming that the securities have not been automatically called prior to stated maturity and assuming the hypothetical starting price, threshold price and ending prices of each Underlying Stock indicated in the examples. The terms used for purposes of these hypothetical examples do not represent any actual starting price or threshold price. The hypothetical starting price of $100.00 for each Underlying Stock has been chosen for illustrative purposes only and does not represent the actual starting price for any Underlying Stock. The actual starting price and threshold price for each Underlying Stock are set forth under "Terms of the Securities" above. For historical data regarding the actual closing prices of the Underlying Stocks, see the historical information provided below. These examples are for purposes of illustration only and the values used in the examples may have been rounded for ease of analysis.

Example 1. The ending price of the lowest performing Underlying Stock on the final calculation day is greater than its starting price, the maturity payment amount is equal to the face amount of your securities at maturity and you receive a final coupon payment:

	IBM	NEE	AMD
Hypothetical starting price :	$100.00	$100.00	$100.00
Hypothetical ending price:	$145.00	$135.00	$105.00
Hypothetical threshold price:	$50.00	$50.00	$50.00
Hypothetical performance factor (ending price *divided by* starting price):	145.00%	135.00%	105.00%

Step 1: Determine which Underlying Stock is the lowest performing Underlying Stock on the final calculation day.

In this example, the AMD has the lowest performance factor and is, therefore, the lowest performing Underlying Stock on the final calculation day.

Step 2: Determine the maturity payment amount based on the ending price of the lowest performing Underlying Stock on the final calculation day.

Since the hypothetical ending price of the lowest performing Underlying Stock on the final calculation day is greater than its hypothetical threshold price, the maturity payment amount would equal the face amount. Although the hypothetical ending price of the lowest performing Underlying Stock on the final calculation day is significantly greater than its hypothetical starting price in this scenario, the maturity payment amount will not exceed the face amount.

In addition to the coupon payments received during the term of the securities, at maturity you would receive $1,000 per security as well as a final coupon payment.

Example 2. The ending price of the lowest performing Underlying Stock on the final calculation day is less than its starting price but greater than its threshold price, the maturity payment amount is equal to the face amount of your securities at maturity and you receive a final coupon payment:

	IBM	NEE	AMD
Hypothetical starting price :	$100.00	$100.00	$100.00
Hypothetical ending price:	$65.00	$115.00	$110.00
Hypothetical threshold price:	$50.00	$50.00	$50.00
Hypothetical performance factor (ending price *divided by* starting price):	65.00%	115.00%	110.00%

Step 1: Determine which Underlying Stock is the lowest performing Underlying Stock on the final calculation day.

In this example, the IBM has the lowest performance factor and is, therefore, the lowest performing Underlying Stock on the final calculation day.

Step 2: Determine the maturity payment amount based on the ending price of the lowest performing Underlying Stock on the final calculation day.

Since the hypothetical ending price of the lowest performing Underlying Stock on the final calculation day is less than its hypothetical starting price, but not by more than 50%, you would receive the face amount of your securities at maturity.

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



In addition to the coupon payments received during the term of the securities, at maturity you would receive $1,000 per security as well as a final coupon payment.

Example 3. The ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price, the maturity payment amount is less than the face amount of your securities at maturity but you receive a final coupon payment:

	IBM	NEE	AMD
Hypothetical starting price :	$100.00	$100.00	$100.00
Hypothetical ending price:	$120.00	$20.00	$90.00
Hypothetical threshold price:	$50.00	$50.00	$50.00
Hypothetical performance factor (ending price *divided by* starting price):	120.00%	20.00%	90.00%

Step 1: Determine which Underlying Stock is the lowest performing Underlying Stock on the final calculation day.

In this example, the NEE has the lowest performance factor and is, therefore, the lowest performing Underlying Stock on the final calculation day.

Step 2: Determine the maturity payment amount based on the ending price of the lowest performing Underlying Stock on the final calculation day.

Since the hypothetical ending price of the lowest performing Underlying Stock on the final calculation day is less than its hypothetical starting price by more than 80%, you would lose a portion of the face amount of your securities and receive the maturity payment amount equal to $200.00 per security, calculated as follows:

= $1,000× performance factor of the lowest performing Underlying Stock on the final calculation day

= $1,000 × 20.00%

= $200.00

In addition to the coupon payments received during the term of the securities, at maturity you would receive $200.00 per security as well as a final coupon payment.

These examples illustrate that you will not participate in any appreciation of any Underlying Stock, but will be fully exposed to a decrease in the lowest performing Underlying Stock if the securities are not automatically called prior to maturity and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price, even if the ending prices of the other Underlying Stocks have appreciated or have not declined below their respective threshold prices.

To the extent that the actual starting price, threshold price and ending price of the lowest performing Underlying Stock differ from the values assumed above, the results indicated above would be different.

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



The Underlying Stocks

International Business Machines Corporation

International Business Machines Corporation is a technology company that provides software, consulting services, hybrid cloud infrastructure and financing. Information filed by the company with the SEC can be located by reference to its SEC file number: 001-02360, or its CIK Code: 0000051143. This Underlying Stock trades on the New York Stock Exchange under the ticker symbol "IBM."

Historical Data

We obtained the closing prices of IBM in the graph below from Bloomberg Finance L.P. ("Bloomberg") without independent verification. The historical performance of IBM should not be taken as an indication of future performance, and no assurances can be given as to the closing price of IBM on any call date or the final calculation day. We cannot give you assurance that the performance of IBM will result in the return of any of your investment.

The following graph sets forth stock closing prices of IBM for the period from January 1, 2020 to September 26, 2025. The closing price of IBM on September 26, 2025 was $284.31.

Historical Performance of IBM



Source: Bloomberg



Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026

NextEra Energy, Inc.

NextEra Energy, Inc. is a clean energy company. The company generates and sells electricity through renewable energy from the wind and sun, as well as providing battery storage solutions. It serves customers in the State of Florida. Information filed by the company with the SEC can be located by reference to its SEC file number: 001-08841, or its CIK Code: 0000753308. This Underlying Stock trades on the New York Stock Exchange under the symbol "NEE."

Historical Data

We obtained the closing prices of NEE in the graph below from Bloomberg without independent verification. The historical performance of NEE should not be taken as an indication of future performance, and no assurances can be given as to the closing price of NEE on any call date or the final calculation day. We cannot give you assurance that the performance of NEE will result in the return of any of your investment.

The following graph sets forth daily closing prices of NEE for the period from January 1, 2020 to September 26, 2025. The closing price of NEE on September 26, 2025 was $75.85.

Historical Performance of NEE



Source: Bloomberg

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



Advanced Micro Devices, Inc.

Advanced Micro Devices, Inc. produces semiconductor products and devices. The company offers products such as microprocessors, embedded microprocessors, chipsets, graphics, video and multimedia products and supplies it to third-party foundries, as well as provides assembling, testing, and packaging services. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0000002488 or SEC file number: 001-07882. This Underlying Stock trades on the Nasdaq Global Select Market under the symbol "AMD."

Historical Data

We obtained the closing prices of AMD in the graph below from Bloomberg without independent verification. The historical performance of AMD should not be taken as an indication of future performance, and no assurances can be given as to the closing price of AMD on any call date or the final calculation day. We cannot give you assurance that the performance of AMD will result in the return of any of your investment.

The following graph sets forth daily closing prices of AMD for the period from January 1, 2020 to September 26, 2025. The closing price of AMD on September 26, 2025 was $159.46.

Historical Performance of AMD



Source: Bloomberg

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



U.S. Federal Income Tax Considerations

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income and estate tax consequences of the beneficial ownership and disposition of the securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, each security should be treated as a put option written by you (the "Put Option") with respect to the Underlying Stocks that permits us to "cash settle" the Put Option and a deposit with us of cash in an amount equal to the Principal Amount of the security (the "Deposit") to secure your potential obligation under the Put Option, as described in the accompanying prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the securities consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. By purchasing the securities, you agree to treat each security as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ materially and adversely from the treatment described above. For example, securities that have a term of one year or less could be treated as short-term debt instruments for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Short-Term Notes" in the accompanying prospectus supplement. Securities that have a term of more than one year could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any Underlying Stock would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any Underlying Stock were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlying Stocks and consult your tax advisor regarding the possible consequences to you if any Underlying Stock is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the annual coupon rate of 9.75% on the securities among interest on the Deposit and premium on the Put Option, 4.00% constitutes interest on the Deposit and 5.75% constitutes premium on the Put Option. If the securities are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the coupon payments is uncertain, the entire amount of the coupon payments will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We, our agents, including WFS, or the applicable paying agent, will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation

Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026



for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. A determination that the securities are not subject to Section 871(m) is not binding on the Internal Revenue Service, and the Internal Revenue Service may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. It is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Stocks or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlying Stocks or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we, our agents, including WFS, or the applicable paying agent, would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SECURITIES**.**



Market Linked Securities—Auto-Callable with Fixed Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Lowest Performing of the Capital Stock of International Business Machines Corporation, the Common Stock of NextEra Energy, Inc. and the Common Stock of Advanced Micro Devices, Inc., due October 1, 2026

Validity Of The Securities

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 21, 2024.